Exhibit 12.1

HIGHWOODS PROPERTIES, INC.

RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS

Three Months Ended March 31, 2011
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$10,976
Fixed charges	24,120
Capitalized interest	(207)
Distributions of earnings from unconsolidated affiliates	1,137
Total earnings	$36,026

Fixed charges and Preferred Stock dividends:
Contractual interest expense	$22,431
Amortization of deferred financing costs	821
Interest expense on financing obligations	291
Capitalized interest	207
Interest component of rental expense	370
Total fixed charges	24,120
Dividends on Preferred Stock	1,677
Total fixed charges and Dividends on Preferred Stock	$25,797

Ratio of earnings to fixed charges	1.49
Ratio of earnings to combined fixed charges and Dividends on Preferred Stock	1.40